Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes incorporated in this offering memorandum by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 28, 2023, or the 2022 Form 20-F, our unaudited interim condensed consolidated financial statements and the related notes included in our current report on Form 6-K furnished with the SEC on September 18, 2023, which is incorporated by reference into this offering memorandum, and “Item 5. Operating and Financial Review and Prospects” in our 2022 Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this offering memorandum.

Overview

We are a pioneer and a leading company in the premium smart electric vehicle market. We design, develop, jointly manufacture and sell premium smart electric vehicles, driving innovations in autonomous driving, digital technologies, and electric powertrains and batteries. We differentiate ourselves through our continuous technological breakthroughs and innovations, such as our industry-leading battery swapping technologies, BaaS, as well as our proprietary autonomous driving technologies and ADaaS.

Our product portfolio currently consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6, a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET7, a smart electric flagship sedan, the ET5, a mid-size smart electric sedan, and the ET5T, a smart electric tourer. In the six months ended June 30, 2023, we delivered 54,561 vehicles, including 20,922 premium smart electric SUVs and 33,639 premium smart electric sedans.

Impact of COVID-19 on Our Operations

The majority of our revenues are derived from sales of our vehicles in China. The COVID-19 pandemic has impact on China’s auto industry in general and our company and our partners as well, resulting in a reduction of vehicles manufactured and delivered in certain periods from 2020 to 2022. Our business, financial condition, results of operations and cash flow have been adversely affected.

Since December 2022, there has been an easing of the travel restrictions and quarantine requirements related to COVID-19 in China. However, there remains uncertainty as to the future impact of the pandemic. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the success or failure of efforts to contain or treat cases, and future actions we or the authorities may take in response to these developments. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the pandemic harms the Chinese economy in general. For more details, see “Risk Factors — Risks Related to Our Business and Industry — Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic.”

Key Line Items Affecting Our Results of Operations

Revenues

The following table presents our revenue components by amount and as a percentage of the total revenues for the periods indicated.

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2020		2021		2022			2022		2023
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
								(unaudited)		(unaudited)	(unaudited)
Revenues:
Vehicle sales	15,182,522	93.4	33,169,740	91.8	45,506,581	6,275,645	92.4	18,814,856	93.1	16,409,697	2,263,001	84.4
Other sales	1,075,411	6.6	2,966,683	8.2	3,761,980	518,801	7.6	1,388,096	6.9	3,038,509	419,030	15.6
Total revenues	16,257,933	100.0	36,136,423	100.0	49,268,561	6,794,446	100.0	20,202,952	100.0	19,448,206	2,682,031	100.0

We currently generate revenues from vehicle sales, which represent revenues from sales of new vehicles, and other sales including (a) sales of packages and provision of power solutions, including the sales of our service package and energy package and provision of charging and battery swapping services, (b) sales of charging piles, including home chargers provided as one of our committed performance obligations in the contract of vehicle sales, and charging piles sold separately, (c) sales of automotive regulatory credits, (d) battery upgrade services, which represent the battery upgrade program for providing incremental battery capacity to the users; and (e) others, which mainly consist of revenues from sales of accessories, interest income from our auto financing arrangement, sales of used cars and other embedded products and services offered together with vehicle sales. Other embedded products and services include vehicle connectivity services, and extended warranty.

Revenue from sales of new vehicles, charging piles, battery upgrade services, automotive regulatory credits, sales of accessories and used cars are recognized when controls are transferred. For embedded vehicle connectivity services and battery swapping services offered together with vehicle sales, we recognize revenue using a straight-line method. As for the extended warranty, given our limited operating history and lack of historical data, we recognize revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available with more data. Revenues for our energy package or service package are recognized over time on a monthly basis as our users simultaneously receive and consume the benefits of the related package and the legally enforceable term is only one month.

Cost of Sales

The following table presents our cost of sales components by amount and as a percentage of the total cost of sales for the periods indicated.

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2020		2021		2022			2022		2023
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
								(unaudited)		(unaudited)	(unaudited)
Cost of sales:
Vehicle sales	(13,255,770)	92.2	(26,516,643)	90.5	(39,271,801)	(5,415,829)	89.0	(15,544,175)	89.3	(15,495,751)	(2,136,962)	80.7
Other sales	(1,128,744)	7.8	(2,798,347)	9.5	(4,852,767)	(669,227)	11.0	(1,871,635)	10.7	(3,703,210)	(510,696)	19.3
Total cost of sales	(14,384,514)	100.0	(29,314,990)	100.0	(44,124,568)	(6,085,056)	100.0	(17,415,810)	100.0	(19,198,961)	(2,647,658)	100.0

We incur cost of sales in relation to (i) vehicle sales, including parts, materials, processing fee, labor costs, manufacturing cost (including depreciation of assets associated with the production), losses on production related purchase commitments, warranty expenses, and inventory write-downs, and (ii) other sales, including parts, materials, labor costs, vehicle connectivity cost, and depreciation of assets that are associated with sales of service and others.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of (i) design and development expenses, which include, among others, consultation fees, outsourcing fees and expenses of testing materials and (ii) employee compensation, representing salaries, benefits and bonuses as well as share-based compensation expenses for our research and development staff. Our research and development expenses also include travel expenses, depreciation and amortization of equipment used in relation to our research and development activities, rental and related expenses with respect to laboratories and offices for research and development teams and others, which primarily consists of telecommunication expenses, office fees and freight charges.

Our research and development expenses are mainly driven by the number of our research and development employees, the stage and scale of our vehicle development and development of technologies.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses include (i) employee compensation, including salaries, benefits and bonuses as well as share-based compensation expenses with respect to our sales, marketing and general corporate staff, (ii) marketing and promotional expenses, which primarily consist of marketing and advertising costs, (iii) rental and related expenses, which primarily consist of rental for NIO Houses, NIO Spaces and offices, (iv) professional service expenses, which consist of outsourcing fees primarily relating to human resources and IT functions, design fees paid for NIO Houses, NIO Spaces and offices and fees paid to auditors and legal counsel, (v) depreciation and amortization expenses, primarily consisting of depreciation and amortization of leasehold improvements, IT equipment and software, among others, (vi) expenses of low value consumables, primarily consisting of, among others, IT consumables, office supplies, sample fees and IT-system related licenses, (vii) traveling expenses, and (viii) other expenses, which include telecommunication expenses, utilities and other miscellaneous expenses.

Our selling, general and administrative expenses are significantly affected by the number of our non-research and development employees, marketing and promotion activities and the expansion of our sales and after-sales network, including NIO Houses, NIO Spaces and other leased properties.

Interest and Investment Income

Interest and investment income primarily consists of interest and gain earned on cash deposits, short-term investment and long-term investment.

Gain on extinguishment of debt

Gain on extinguishment of debt consists of gain earned from repurchase of convertible notes.

Interest Expense

Interest expense consists of interest expense with respect to our indebtedness.

Share of (Loss)/Income of Equity Investees

Share of loss or income of equity investees primarily consists of our share of income or losses of our investees, net of tax, in which, as of June 30, 2023, we held 1.0% to 51.0% equity interests. Our equity interest is accounted for using the equity method since we exercise significant influence but do not own a majority equity interest in or control those investees. For investees in which we held equity interests less than 20%, we can exercise significant influence over investees through participation and voting right in the board of directors or investment committee. For investees in which we held equity interests of 51.0%, we cannot determine the significant financial and operating decisions of this investee at our discretion according to the corporate governance documents.

Other Income/(Loss), Net

Other income or losses primarily consist of foreign exchange gains or losses we incur based on movements between the U.S. dollar and the Renminbi. Other income also includes income from reimbursement from depository bank.

Income Tax Expense

Income tax expense primarily consists of current income tax expense, mainly attributable to intra-group income earned by our United States, German, UK, Hong Kong and PRC subsidiaries which are eliminated upon consolidation but were subject to tax in accordance with applicable tax law, and deferred income tax expense, recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in the 2022 Form 20-F. The operating results in any period are not necessarily indicative of the results that may be expected for any future periods.

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2020		2021		2022			2022		2023
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
								(unaudited)		(unaudited)	(unaudited)
Revenues:(1)
Vehicle sales	15,182,522	93.4	33,169,740	91.8	45,506,581	6,275,645	92.4	18,814,856	93.1	16,409,697	2,263,001	84.4
Other sales(3)	1,075,411	6.6	2,966,683	8.2	3,761,980	518,801	7.6	1,388,096	6.9	3,038,509	419,030	15.6
Total revenues	16,257,933	100.0	36,136,423	100.0	49,268,561	6,794,446	100.0	20,202,952	100.0	19,448,206	2,682,031	100.0
Cost of sales:(2)
Vehicle sales	(13,255,770)	(81.5)	(26,516,643)	(73.4)	(39,271,801)	(5,415,829)	(79.7)	(15,544,175)	(76.9)	(15,495,751)	(2,136,962)	(79.7)
Other sales	(1,128,744)	(6.9)	(2,798,347)	(7.7)	(4,852,767)	(669,227)	(9.8)	(1,871,635)	(9.3)	(3,703,210)	(510,696)	(19.0)
Total cost of sales	(14,384,514)	(88.5)	(29,314,990)	(81.1)	(44,124,568)	(6,085,056)	(89.6)	(17,415,810)	(86.2)	(19,198,961)	(2,647,658)	(98.7)
Gross profit	1,873,419	11.5	6,821,433	18.9	5,143,993	709,390	10.4	2,787,142	13.8	249,245	34,373	1.3
Operating expenses:(2)
Research and development(2)	(2,487,770)	(15.3)	(4,591,852)	(12.7)	(10,836,261)	(1,494,389)	(22.0)	(3,911,166)	(19.4)	(6,420,183)	(885,384)	(33.0)
Selling, general and administrative(2)	(3,932,271)	(24.2)	(6,878,132)	(19.0)	(10,537,119)	(1,453,135)	(21.4)	(4,297,265)	(21.3)	(5,302,531)	(731,252)	(27.3)
Other operating (loss)/income, net	(61,023)	(0.4)	152,248	0.4	588,728	81,189	1.2	387,064	1.9	287,506	39,649	1.5
Total operating expenses	(6,481,064)	(39.9)	(11,317,736)	(31.3)	(20,784,652)	(2,866,335)	(42.2)	(7,821,367)	(38.8)	(11,435,208)	(1,576,987)	(58.8)
Loss from operations	(4,607,645)	(28.3)	(4,496,303)	(12.4)	(15,640,659)	(2,156,945)	(31.7)	(5,034,225)	(25.0)	(11,185,963)	(1,542,614)	(57.5)
Interest and investment income	166,904	1.0	911,833	2.5	1,358,719	187,376	2.8	693,551	3.4	553,942	76,392	2.8
Interest expenses	(426,015)	(2.6)	(637,410)	(1.8)	(333,216)	(45,953)	(0.7)	(142,051)	(0.7)	(151,103)	(20,838)	(0.8)
Gain on extinguishment of debt	—	—	—	—	138,332	19,077	0.3	—	—	—	—	—
Share of (loss)/income of equity investees	(66,030)	(0.4)	62,510	0.2	377,775	52,098	0.8	74,282	0.4	24,240	3,343	0.1
Other (loss)/income, net	(364,928)	(2.2)	184,686	0.5	(282,952)	(39,021)	(0.6)	(103,069)	(0.5)	(10,055)	(1,387)	(0.1)
Loss before income tax expense	(5,297,714)	(32.6)	(3,974,684)	(11.0)	(14,382,001)	(1,983,368)	(29.2)	(4,511,512)	(22.4)	(10,768,939)	(1,485,104)	(55.4)
Income tax expense	(6,368)	(0.0)	(42,265)	(0.1)	(55,103)	(7,599)	(0.1)	(28,668)	(0.1)	(26,345)	(3,633)	(0.1)
Net loss	(5,304,082)	(32.6)	(4,016,949)	(11.1)	(14,437,104)	(1,990,967)	(29.3)	(4,540,180)	(22.5)	(10,795,284)	(1,488,737)	(55.5)

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2020		2021		2022			2022		2023
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
								(unaudited)		(unaudited)	(unaudited)
Other comprehensive income/(loss)
Change in unrealized gains related to available-for-sale debt securities, net of tax	—	—	24,224	0.1	746,336	102,924	1.5	738,104	3.7	—	—	—
Change in unrealized losses on cash flow hedges	—	—	—	—	—	—	—	(20)	—	—	—	—
Foreign currency translation adjustment, net of nil tax	137,596	0.8	(230,345)	(0.6)	717,274	98,917	1.5	451,670	2.2	272,867	37,630	1.4
Total other comprehensive income/(loss)	137,596	0.8	(206,121)	(0.6)	1,463,610	201,841	3.0	1,189,754	5.9	272,867	37,630	1.4
Total comprehensive loss	(5,166,486)	(31.8)	(4,223,070)	(11.7)	(12,973,494)	(1,789,126)	(26.3)	(3,350,426)	(16.6)	(10,522,417)	(1,451,107)	(54.1)
Accretion on redeemable non-controlling interests to redemption value	(311,670)	(1.9)	(6,586,579)	(18.2)	(279,355)	(38,525)	(0.6)	(135,674)	(0.7)	(147,237)	(20,305)	(0.8)
Net loss attributable to non-controlling interests	4,962	0.0	31,219	0.1	157,014	21,653	0.3	105,808	0.5	16,956	2,338	0.1
Other comprehensive income attributable to non-controlling interests	—	—	(4,727)	(0.0)	(151,299)	(20,865)	(0.3)	(150,141)	(0.7)	—	—	—
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(5,473,194)	(33.7)	(10,783,157)	(29.8)	(13,247,134)	(1,826,863)	(26.9)	(3,530,433)	(17.5)	(10,652,698)	(1,469,074)	(54.8)

Notes:

(1)	We began generating revenues in June 2018, when we began making deliveries and sales of the ES8. We currently generate revenues from vehicle sales and other sales.

(2)	Share-based compensation expenses were allocated in cost of sales and operating expenses as follows:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2020	2021	2022		2022	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$

	(in thousands)
					(unaudited)	(unaudited)	(unaudited)
Cost of Sales	5,564	34,009	66,914	9,228	26,352	42,655	5,882
Research and development expenses	51,024	406,940	1,323,370	182,501	523,515	765,656	105,589
Selling, general and administrative expenses	130,506	569,191	905,612	124,890	413,675	391,132	53,940
Total	187,094	1,010,140	2,295,896	316,619	963,542	1,199,443	165,411

(3)	Other sales mainly consist of revenues from sales of packages and provision of power solutions, sales of charging piles, battery upgrade services, automotive regulatory credits, accessories, used cars and other embedded products and services offered together with vehicle sales. Other embedded products and services include vehicle connectivity service and extended warranty.

Six Months ended June 30, 2023 Compared to Six Months Ended June 30, 2022

Revenues

Our revenues decreased by 3.7% from RMB20,203.0 million for the six months ended June 30, 2022 to RMB19,448.2 million (US$2,682.0 million) for the six months ended June 30, 2023, primarily attributable to (i) a decrease in vehicle sales by RMB2,405.2 million, which was mainly due to lower average selling price as a result of higher proportion of ET5 and 75 kWh standard-range battery pack deliveries, partially offset by an increase in delivery volume; offset by (ii) an increase in other revenue by RMB1,650.4 million from sales of packages and provision of power solutions, accessories, used cars and others, which was in line with the incremental vehicle sales.

Cost of Sales

Our cost of sales increased by 10.2% from RMB17,415.8 million for the six months ended June 30, 2022 to RMB19,199.0 million (US$2,647.7 million) for the six months ended June 30, 2023, mainly due to an increase in cost of other sales by RMB1,831.6 million, which is mainly due to (i) higher depreciation and operating cost from the expanded investment in our power and service network, (ii) an increase in cost from sales of accessories, and (iii) an increase in cost from sales of used cars.

Research and Development Expenses

Research and development expenses increased by 64.2% from RMB3,911.2 million for the six months ended June 30, 2022 to RMB6,420.2 million (US$885.4 million) for the six months ended June 30, 2023, primarily due to the increased personnel costs in research and development functions of RMB1,868.0 million (US$257.6 million) as well as the incremental design and development costs of RMB271.6 million (US$37.5 million) for new products and technologies.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 23.4% from RMB4,297.3 million for the six months ended June 30, 2022 to RMB5,302.5 million (US$731.3 million) for the six months ended June 30, 2023, primarily due to (i) increased employee compensation expense of RMB568.7 million (US$78.4 million) due to an increase in sales and general corporate functions, (ii) increased marketing and promotional expenses of RMB211.4 million (US$29.1 million) due to an increase in marketing and promotional activities to promote our vehicles in China and Europe, and (iii) increased rental and related expense of RMB152.7 million (US$21.1 million) mainly due to the sales and service network expansion of our company.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB11,186.0 million (US$1,542.6 million) for the six months ended June 30, 2023, as compared to a loss of RMB5,034.2 million for the six months ended June 30, 2022.

Interest and Investment Income

For the six months ended June 30, 2023, we recorded interest and investment income of RMB553.9 million (US$76.4 million), representing a decrease of 20.1% as compared to RMB693.6 million for the six months ended June 30, 2022, primarily due to the decrease in short-term investments on average in the six months ended June 30, 2023.

Interest Expense

For the six months ended June 30, 2023, we recorded interest expense of RMB151.1 million (US$20.8 million), as compared to interest expense of RMB142.1 million for the six months ended June 30, 2022.

Share of (Loss)/Income of Equity Investees

We recorded share of income of equity investees of RMB24.2 million (US$3.3 million) for the six months ended June 30, 2023, as compared with share of income of equity investee of RMB74.3 million for the six months ended June 30, 2022, primarily due to the decreased share of income recorded from our equity investments measured under equity method.

Other (Loss)/Income, Net

We recorded other losses of RMB10.1 million (US$1.4 million) for the six months ended June 30, 2023, as compared to other losses of RMB103.1 million for the six months ended June 30, 2022, primarily due to the increased income from reimbursements from the depositary bank.

Income Tax Expense

For the six months ended June 30, 2023, our income tax expense was RMB26.3 million (US$3.6 million), as compared to RMB28.7 million for the six months ended June 30, 2022.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB10,795.3 million (US$1,488.7 million) for the six months ended June 30, 2023, as compared to a net loss of RMB4,540.2 million for the six months ended June 30, 2022.

Liquidity and Capital Resources

Cash Flows and Working Capital

As of June 30, 2023, we had a total of RMB29.6 billion (US$4.1 billion) in cash and cash equivalents, restricted cash (including non-current restricted cash) and short-term investments. As of June 30, 2023, 66.6% of our cash and cash equivalents and restricted cash (including non-current restricted cash) and short-term investments were denominated in Renminbi and held in PRC and Hong Kong, and the other cash and cash equivalents and restricted cash (including non-current restricted cash) and short-term investments were mainly denominated in US$ and held in the PRC, Hong Kong and United States. Our cash and cash equivalents consist primarily of cash on hand, time deposits and highly liquid investments placed with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

As of June 30, 2023, we had bank facilities with an aggregated amount of RMB54,611.2 million (US$7,531.2 million), which consists of non-collateral based bank facilities of RMB18,441.9 million (US$2,543.3 million) and collateral-based bank facilities of RMB36,169.3 million (US$4,988.0 million). Out of the total non-collateral based bank facilities, RMB5,380.5 million (US$742.0 million), RMB1,750.0 million (US$241.3 million), and RMB990.0 million (US$136.5 million) were used for bank borrowing, issuance of letters of guarantee, and bank’s acceptance notes, respectively. Out of the total collateral-based bank facilities, RMB1,174.9 million (US$162.0 million), RMB4, 847.4 million (US$668.5 million), and RMB300.0 million (US$41.4 million) were used for issuance of letters of guarantee, bank’s acceptance notes and letter of credit, respectively.

As of June 30, 2023, we had RMB12,058.9 million (US$1,663.0 million) and RMB6,544.6 million (US$902.5 million) in total short-term and long-term borrowings outstanding, respectively. The borrowings outstanding primarily consisted of the 2024 Notes, 2026 Notes and 2027 Notes, the asset-backed notes, and our short-term and long-term bank debt. As of June 30, 2023, we had net current liabilities of RMB161.7 million (US$22.3 million).

The 2024 Notes are unsecured debt and are not redeemable by us prior to the maturity date except for certain changes in tax law. In accordance with the indenture governing the 2024 Notes, or the 2024 Notes Indenture, holders of the 2024 Notes may require us to purchase all or any portion of their notes on February 1, 2022 at a repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. Such repurchase right offer expired on January 28, 2022. None of the noteholders exercised their repurchase right, and no notes were surrendered for repurchase. Holders of the 2024 Notes may also require us, upon a fundamental change (as defined in the 2024 Notes Indenture), to repurchase for cash all or part of their 2024 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. The holders of the 2024 Notes may convert their notes to a number of our ADSs at their option at any time prior to the close of business on the second business day immediately preceding the maturity date pursuant to the 2024 Notes indenture, at a conversion rate of 105.1359 ADSs per US$1,000 principal amount of the 2024 Notes. The 2024 Notes that are converted in connection with a make-whole fundamental change (as defined in the 2024 Notes Indenture) may be entitled to an increase in the conversion rate for such 2024 Notes. In connection with the issuance of the 2024 Notes, we entered into capped call transactions and zero-strike call option transactions. Satisfying the obligations of the 2024 Notes could adversely affect the amount or timing of any distributions to our shareholders. As of June 30, 2023, approximately US$163.7 million principal amount of the 2024 Notes were outstanding. We may choose to satisfy, repurchase, or refinance the 2024 Notes through public or private equity or debt financings if we deem such financings available on favorable terms.

In January 2021, we issued US$750 million aggregate principal amount of 0.00% convertible senior notes due 2026, or the 2026 Notes, and US$750 million aggregate principal amount of 0.50% convertible senior notes due 2027, or the 2027 Notes. The 2026 Notes and the 2027 Notes are unsecured debt. The 2026 Notes will not bear interest, and the principal amount of the 2026 Notes will not accrete. The 2027 Notes will bear interest at a rate of 0.50% per year. The 2026 Notes will mature on February 1, 2026 and the 2027 Notes will mature on February 1, 2027, unless repurchased, redeemed or converted in accordance with their terms prior to such date. Prior to August 1, 2025, in the case of the 2026 Notes, and August 1, 2026, in the case of the 2027 Notes, the 2026 Notes and the 2027 Notes, as applicable, will be convertible at the option of the holders only upon satisfaction of certain conditions and during certain periods. Holders may convert their 2026 Notes or 2027 Notes, as applicable, at their option at any time on or after August 1, 2025, in the case of the 2026 Notes, or August 1, 2026, in the case of the 2027 Notes, until the close of business on the second scheduled trading day immediately preceding the relevant maturity date. Upon conversion, we will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at our election. The initial conversion rate of the 2026 Notes is 10.7458 ADSs per US$1,000 principal amount of such 2026 Notes. The initial conversion rate of the 2027 Notes is 10.7458 ADSs per US$1,000 principal amount of such 2027 Notes. The relevant conversion rate for such series of the 2026 Notes and the 2027 Notes is subject to adjustment upon the occurrence of certain events. Holders of the 2026 Notes and the 2027 Notes may require us to repurchase all or part of their 2026 Notes and 2027 Notes for cash on February 1, 2024, in the case of the 2026 Notes, and February 1, 2025, in the case of the 2027 Notes, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the 2026 Notes or the 2027 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date. In addition, on or after February 6, 2024, in the case of the 2026 Notes, and February 6, 2025, in the case of the 2027 Notes, until the 20th scheduled trading day immediately prior to the relevant maturity date, we may redeem the 2026 Notes or the 2027 Notes, as applicable for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the 2026 Notes or the 2027 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the relevant optional redemption date. Furthermore, we may redeem all but not part of the 2026 Notes or the 2027 Notes in the event of certain changes in the tax laws. Satisfying the obligations of the 2026 Notes and the 2027 Notes could adversely affect the amount or timing of any distributions to our shareholders. We may choose to satisfy, repurchase, or refinance the 2026 Notes or the 2027 Notes through public or private equity or debt financings if we deem such financings available on favorable terms.

Shortly after the pricing of the 2026 Notes and the 2027 Notes in January 2021, we entered into separate and individually privately negotiated agreements with certain holders of the 2024 Notes to exchange approximately US$581.7 million principal amount of the outstanding 2024 Notes for ADSs. The 2024 Notes Exchanges closed on January 15, 2021. In connection with the 2024 Notes Exchanges, we also entered into agreements with certain financial institutions that are parties to our existing capped call transactions (which we had entered into in February 2019 in connection with the issuance of the 2024 Notes) shortly after the pricing of the 2026 Notes and the 2027 Notes to terminate a portion of the relevant existing capped call transactions in a notional amount corresponding to the portion of the principal amount of such 2024 Notes exchanged. In connection with such terminations of the existing capped call transactions, we received deliveries of ADSs in such amounts as specified pursuant to such termination agreements on January 15, 2021.

In 2022, we repurchased an aggregate principal amount of US$192.9 million of 2026 Notes for a total cash consideration of US$170.5 million. As of June 30, 2023, based on the outstanding principal amount of the 2024 Notes, the 2026 Notes and the 2027 Notes and the highest conversion rate under each of the relevant indenture, the maximum number of ADSs that would be issued in connection with the outstanding convertible notes is approximately 43.0 million.

Our principal sources of liquidity have been proceeds from issuances of equity securities, our notes offerings, our bank facilities and cash flow from business operations. We have been applying a variety of methods to manage our working capital. We use just-in-time, pull-production system to control the inventory level of the components. We adopt made-to-order model and do not maintain a high level of inventories of vehicles. We aim to fulfill orders and deliver vehicles to our users within 21 to 28 days from the date users place their orders. We manage the payment term policy to suppliers to improve our cash position. For most of our suppliers, the payment term ranges from 30 to 90 days. Meanwhile, payment methods can be a combination of cash and notes payable.

We believe that our current cash, cash equivalents and short-term investments balance as of June 30, 2023 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. For example, in July 2023, we completed a US$738.5 million strategic equity financing from CYVN Entities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2020	2021	2022		2022	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$

	(in thousands)
					(unaudited)	(unaudited)	(unaudited)
Net cash outflow used in operating activities before movements in working capital	(2,878,979)	(726,358)	(8,309,972)	(1,145,998)	(2,411,402)	(7,840,523)	(1,081,257)
Changes in operating assets and liabilities	4,829,873	2,692,744	4,443,964	612,851	1,062,884	(3,756,256)	(518,012)
Net cash provided by/(used in) operating activities	1,950,894	1,966,386	(3,866,008)	(533,147)	(1,348,518)	(11,596,779)	(1,599,269)
Net cash (used in)/provided by investing activities	(5,071,060)	(39,764,704)	10,385,017	1,432,159	8,530,890	2,216,539	305,674
Net cash provided by/(used in) financing activities	41,357,435	18,128,743	(1,616,384)	(222,910)	2,744,629	2,052,665	283,075
Effects of exchange rate changes on cash equivalents and restricted cash	(682,040)	(500,959)	(121,896)	(16,810)	60,581	141,879	19,567
Net increase/(decrease) in cash, cash equivalents and restricted cash	37,555,229	(20,170,534)	4,780,729	659,292	9,987,582	(7,185,696)	(990,953)
Cash, cash equivalents and restricted cash at beginning of the year/period	989,869	38,545,098	18,374,564	2,533,969	18,374,564	23,155,293	3,193,260
Cash, cash equivalents and restricted cash at end of the year/period	38,545,098	18,374,564	23,155,293	3,193,261	28,362,146	15,969,597	2,202,307

Operating activities

Net cash used in operating activities was RMB11,596.8 million (US$1,599.3 million) in the six months ended June 30, 2023, primarily attributable to a net loss of RMB10,795.3 million (US$1,488.7 million), adjusted for (i) non-cash items of RMB2,954.8 million (US$407.5 million), which primarily consisted of depreciation and amortization of RMB1,410.6 million (US$194.5 million), share-based compensation expenses of RMB1,199.4 million (US$165.4 million), and amortization of right-of-use assets of RMB628.8 million (US$86.7 million); (ii) a net decrease in changes in operating assets and liabilities by RMB3,756.3 million (US$518.0 million), which was primarily attributable to a decrease in trade and notes payable of RMB5,447.5 million (US$751.2 million) and an increase in trade and notes receivable of RMB548.7 million (US$75.7 million), which was partially offset by, among others, a decrease in other non-current assets of RMB1,583.6 million (US$218.4 million) and an increase in accruals and other liabilities of RMB746.8 million (US$103.0 million).

Investing activities

Net cash provided by investing activities was RMB2,216.5 million (US$305.7 million) in the six months ended June 30, 2023, primarily attributable to (i) proceeds from short-term investments of RMB29,670.5 million (US$4,091.8 million) and (ii) proceeds from disposal of property, plant and equipment of RMB35.1 million (US$4.8 million), partially offset by (i) purchase of short-term investments of RMB22,245.4 million (US$3,067.8 million), (ii) purchase of property, plant and equipment, land use rights and intangible assets of RMB5,038.6 million (US$694.9 million), (iii) acquisitions of equity investees of RMB170.0 million (US$23.4 million) and (iv) purchase of held to maturity debt investments of RMB35.0 million (US$4.8 million).

Financing activities

Net cash provided by financing activities was RMB2,052.7 million (US$283.1 million) in the six months ended June 30, 2023, primarily attributable to (i) proceeds from borrowings from third parties of RMB6,204.1 million (US$855.6 million), and (ii) proceeds from exercise of stock options of RMB15.7 million (US$2.2 million), offset by (i) repayments of borrowings from third parties of RMB4,151.4 million (US$572.5 million), and (ii) principal payments of finance leases of RMB15.7 million (US$2.2 million).

Material Cash Requirements

Our material cash requirements as of June 30, 2023 and any subsequent interim period primarily include our capital commitments, operating and financing lease obligations, short-term and long-term bank borrowings, convertible notes and asset-backed securities and notes, as below:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in RMB thousands)
Capital commitments	5,945,755	5,054,069	870,853	13,178	7,655
Operating lease obligations	13,409,981	2,323,731	2,962,416	2,131,548	5,992,286
Finance lease obligations	38,965	24,393	6,810	6,588	1,174
Short-term and long-term bank borrowings	7,134,530	6,068,530	556,000	425,000	85,000
Interest on borrowings	229,956	151,626	58,843	17,993	1,494
Convertible notes with principal and interest	10,788,686	5,288,045	54,194	5,446,447	-
Asset-backed securities and notes	797,951	797,951	-	-	-
Total	38,345,824	19,708,345	4,509,116	8,040,754	6,087,609

Our capital commitments are commitments in relation to the purchase of property and equipment including leasehold improvements.

Our operating and finance lease obligations consist of leases in relation to certain manufacturing plant, offices and buildings, NIO Houses and other property for our sales and after-sales network.

Our short-term and long-term borrowings represent borrowings with maturity from ten months to seven years.

Our convertible notes represent the 2024 Notes with outstanding principal amount of US$163.7 million as of June 30, 2023, the 2026 Notes with outstanding principal amount of US$557.1 million as of June 30, 2023 and the 2027 Notes with outstanding principal amount of US$750.0 million as of June 30, 2023, which will mature in February 2024, February 2026 and February 2027, respectively.

Our asset-backed securities and notes represent the proceeds from the issuance of debt securities and notes under asset-backed securitization arrangements with the principal amount of RMB77.0 million, RMB234.9 million and RMB486.0 million as of June 30, 2023, which will be mature in September 2023, March 2024 and June 2024, respectively.

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, mortgages and charges or guarantees as of June 30, 2023. As of June 30, 2023, for the purpose of indebtedness, save as disclosed in our consolidated financial statements included elsewhere in the 2022 Form 20-F, we did not have significant contingent liabilities. As of June 30, 2023, save as disclosed in this section, we did not have any significant bank overdrafts, loans and other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges hire purchase commitments or other outstanding material contingent liabilities.

Capital Expenditures

In the six months ended June 30, 2023, our capital expenditures were mainly used for the acquisition of property, plant and equipment and intangible assets which consisted primarily of mold and tooling, IT equipment, research and development equipment, leasehold improvements, consisting primarily of office space, NIO Houses and laboratory improvements as well as the roll-out of our power network, and equity investments. We made capital expenditures of RMB5,208.6 million (US$718.3 million) in the six months ended June 30, 2023. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent the proceeds of securities we have issued and cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to make capital expenditures to support the expected growth of our business.

Holding Company Structure

NIO Inc. is a holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiaries, and, to a much lesser extent, the VIEs. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds, staff bonuses and welfare funds at its discretion, and the VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. The VIEs did not have any material assets or liabilities as of June 30, 2023. In the future we expect (i) Beijing NIO to focus on value-added telecommunications services, including, without limitation, performing internet services as well as holding certain related licenses; (ii) Anhui NIO AT to focus on autonomous driving services, including, without limitation, performing certain services as well as holding certain related licenses; and (iii) Anhui NIO DT to focus on insurance brokerage services, including, without limitation, performing insurance brokerage services as well as holding certain related licenses through its subsidiary.

Off-Balance Sheet Arrangements

Other than the guarantees provided to Battery Asset Company in relation to the BaaS model as described in Note 2(s) to our consolidated financial statements included in the 2022 Form 20-F, we have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.